Exhibit 99.3

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO ANNOUNCES APPOINTMENT OF NEW CEO
AND NEW BOARD MEMBER NOMINATIONS

Hawthorne, NY, November 22, 2016 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) ("Taro" or the "Company") announced today the appointment of Mr. Uday Baldota as Chief Executive Officer and as a  nominee to Taro's Board of Directors.  He is expected to begin his role as CEO on or about April 1, 2017, and will focus solely on the Taro business.

Mr. Baldota currently serves as the Executive Vice President & Chief Financial Officer of Sun Pharmaceutical Industries Ltd. ("Sun"), and is a member of Sun's global management team.  Mr. Baldota has over 20 years of management experience, a significant portion of which has been with Sun.  In addition to holding various leadership positions, he has been an integral part of Sun's worldwide growth – including leading several important acquisitions and integrations, most recently that of Ranbaxy.  Mr. Baldota has both an MBA from the Indian Institute of Management, Ahmedabad and a Chemical Engineering degree from the Indian Institute of Technology, Delhi.
Mr. Dilip Shanghvi, Taro's Chairman of the Board stated, "I am confident that Uday's experience, vision and leadership, will enable Taro to continue its growth path and deliver superior stakeholder value." Mr. Shanghvi continued, "I expect to announce, in the near future, the appointment of an Interim CEO to manage Taro's business during the three month period from Kal Sundaram's departure at the end of this year until Uday's arrival in April 2017."
Certain terms of Mr. Baldota's appointment as CEO and nomination to the Taro Board are subject to the approval of Taro's shareholders, which will be voted on at the annual shareholder meeting in December 2016.
Taro Board Changes – Nominations
In addition to Mr. Baldota's nomination to the Taro Board, Mr. Abhay Gandhi, Kal Sundaram's successor as the CEO of Sun North America, is also being nominated to the Board and is expected to be proposed as Vice Chairman after the 2016 shareholder meeting.  Prior to joining Sun North America, Abhay has held several leadership positions within the Sun organization, including most recently, CEO of Sun's India business.

Taro Pharmaceutical Industries Ltd.

Due to Taro's regular rotation principle for our external directors, Mr. Dan Biran and Ms. Ilana Avidov-Mor will be retiring from Taro's Board of Directors.  Two well-qualified candidates have been nominated to fill these vacancies – Mrs. Linda Benshoshan and Mr. Elli Streit.
Mrs. Benshoshan has served on the board of several investment funds, banks and the Tel-Aviv Stock Exchange, and has been a lecturer at the College of Management in Israel since October 2009.
Mr. Streit has over 30 years of multinational business experience and provides investment banking advisory services to companies primarily within the health care sector.
Mr. Shanghvi, said, "I want to thank Mr. Biran and Ms. Avidov-Mor for their countless contributions and dedicated service to Taro during their term as directors, and wish them success in their future endeavors.  I also welcome, and look forward to working with, Taro's newest nominated Board members and wish them success in guiding the Company forward."
These nominations are also subject to the approval of Taro's shareholders at the annual shareholder meeting in December 2016.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained, including without limitation statements in this press release regarding the appointment of the CEO and the nominations to the Taro Board of Directors.  Factors that could cause actual results to differ include the market price of Taro's stock, the nature of other investment opportunities presented to Taro, cash flows, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.